PennantPark Floating Rate Capital Acquisition of MCG Capital Corporation

Investor Presentation July 2015

Filed by PennantPark Floating Rate Capital Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: MCG Capital Corporation

(Registration Statement No. 333-204272)

Forward-looking Statements and Risk Factors

This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that relate to future events, performance or financial condition of PennantPark Floating Rate Capital Ltd. (“PFLT”) and MCG Capital Corporation (“MCGC”). Statements other than statements of historical facts included in this press release may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. Neither PFLT nor MCGC undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

However, by their nature, these forward-looking statements involve numerous assumptions, uncertainties and opportunities, both general and specific. The risk exists that these statements may not be fulfilled. We caution readers of this presentation not to place undue reliance on these forward-looking statements as a number of factors could cause future company results to differ materially from these statements.

Forward-looking statements may be influenced in particular by factors such as the ability of the parties to consummate the transaction described in this press release on the expected timeline (or at all), the failure of PFLT or MCGC stockholders to approve the proposed merger, the ability to realize the anticipated benefits of the transaction, the effects of disruption on the companies’ business from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of the common stock of PFLT or MCGC, the combined company’s plans, expectations, objectives and intentions, the other factors described from time to time in the companies’ filings with the Securities and Exchange Commission, fluctuations in interest rates and stock indices, the effects of competition in the areas in which we operate, and changes in economic, political and regulatory conditions. We caution that the foregoing list is notexhaustive.

When relying on forward-looking statements to make decisions, investors should carefully consider the aforementioned factors as well as other uncertainties and events. The performance data quoted represents past performance and does not guarantee future results. The performance stated may have been due to extraordinary market conditions, which may not be duplicated in the future. Current performance may be lower or higher than the performance data quoted.

We refer you to the list of risk factors set forth in PFLT’s most recent Annual Report on Form 10-K, a copy of which may be obtained on PFLT’s website at www.pennantpark.com or the SEC’s website at www.sec.gov. Specifically, an investment in PFLT’scommonstock involves significant risks, including therisk that thesecondary market price of PFLT’scommonstock may decline from theoffering price and may be less than PFLT’s net asset value per share, as well as the risk that the price of PFLT’s common stock in the secondary market may be highly volatile. Please see a discussion of these risks and other related risks in PFLT’s most recent Annual Report on Form 10-K under Item 1A—“Risks Relating to an Investment in Our Common Stock”.

This presentation contains certain information as is set forth in PFLT’s reports on Form 10-K or 10-Q and we direct you to these reports for further information on our business.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed business combination involving PFLT and MCGC. In connection with the proposed transaction, PFLT has filed with the SEC a Registration Statement on Form N-14 that includes proxy statements of PFLT and MCGC and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of PFLT and MCGC. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCGC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders can obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCGC through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCG’s website at www.mcgcapital.com.

PROXY SOLICITATION

PFLT and MCGC and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from PFLT and MCGC stockholders in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCGC shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCGC’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCGC in the manner set forth above.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.

Section I. Proposed Transaction & Rationale

2

The Acquisition

PFLT was founded in 2011 to provide middle market senior secured floating rate loans to our sponsor and corporate clients and attractive and stable returns to investors

PFLT has performed well since inception

The acquisition of MCGC should enable PFLT to better capture the middle market opportunity for our borrowers and shareholders

More relevant for borrowers due to broader platform

Larger float and liquidity for shareholders

Economies of scale

Approximately 70% of MCGC’s assets are cash as of April 1, 2015

PFLT has valued each of MCGC’s four remaining investments and is comfortable with current marks

All four investments are debt investments that have debt / EBITDA ratios below 4.0x, which is consistent with PFLT’s existing portfolio

Transaction Summary

Aggregate • $175 million

Consideration:

• $167 million in PFLT common stock ($4.521 per MCGC share)

Estimated Consideration

Mix at Closing: • $8 million in cash contribution from PennantPark Investment Advisers, LLC (the

“Adviser”) ($0.226 per MCGC share)

• Floating, based on value of $4.521 per share of MCGC common stock

Exchange Ratio: • PFLT common stock to be valued at the greater of NAV and the 10 day volume-

weighted average price (“VWAP”) per share of PFLT common stock prior to the second trading day prior to closing

• $0.226 per share of MCGC common stock (approximately $8 million in the aggregate),

paid by the Adviser

Cash Consideration: • The Adviser will contribute up to an additional $0.25 per PFLT share issued in this transaction to the extent PFLT’s 10 day VWAP as calculated above is less than PFLT

NAV(1)

Governance: • The Adviser to remain as external manager of the combined company

• PFLT and MCGC shareholder meetings each scheduled for August 14, 2015

Timing to Close: • Closing expected to occur promptly thereafter if required shareholder approvals are received

Required Approvals: • Approval of both MCGC and PFLT stockholders

(1) PFLT NAV to reflect estimated $2.4 mil in transaction expenses

Key Benefits of Combination and Synergies

? Almost doubles market capitalization, creating more float and liquidity for shareholders

? Eliminates duplicative public company expenses

? Increases scale and competitive relevance with financial sponsors and other borrowers

? Larger asset base enables greater diversification within the overall portfolio as well as economies of scale

? Enhanced scale benefiting float and liquidity while spreading fixed costs over a larger asset base

? Raises additional equity capital without NAV dilution to PFLT shareholders (before typical deal expenses)

? Permits MCGC stockholders to maintain ongoing participation in the combined company and resume monthly dividend participation

Shareholders will continue to benefit from a proven credit manager that has had a track record of consistent and growing dividends

5

PFLT and MCGC Combined

PennantPark Floating Rate Capital

PFLT	MCGC
♦ Externally managed by PennantPark ♦ $336 million investment portfolio at value on balance sheet ♦ 71 portfolio companies across 21 different industries on balance sheet ♦ Average investment size of $4.7 million ♦ 96% floating rate investments ♦ PennantPark Investment Advisers, LLC has deployed over $4.4 billion across nearly 360 companies since 2007 ♦ $200 million credit facility at L+200 ♦ Monthly dividends of $0.095 per share ♦ Leader in the externally managed BDC space as measured by expense ratio and efficiency ratio	♦ Internally managed ♦ $50 million investment portfolio on balance sheet ♦ Cash position of $116 million ♦ Portfolio of 4 debt securities with debt / EBITDA ratios under 4.0x ♦ Has been in the process of monetizing its portfolio and buying back stock via a December 2014 tender offer ♦ Announced that it is exploring strategic alternatives on February 9, 2015 ♦ Founded in 1998, went public in 2001 and is headquartered in Arlington, VA

PFLT and MCGC

- Larger market capitalization and greater trading liquidity for investors
- Continued focus on middle market senior loans
- Elimination of MCGC's cost burden associated with being a standalone public entity
- Externally managed by PennantPark

Note: as of 3/31/15.

6

PennantPark
Floating Rate Capital

Value to MCGC Shareholders

Partnership with Best In-Class Manager	■ PFLT has a shareholder friendly expense structure – One of the lowest cost BDCs relative to asset base[1] ■ PFLT has the highest annual and total returns among the floating rate-focused BDCs[2] – Was the only floating rate BDC in 2014 to have positive returns at 8% ■ PFLT's external manager has experience with public vehicles since 2007 (PNNT's IPO) – Funded $4.4 billion in 360 companies since inception across PennantPark entities[3] – 145 different sponsor clients since inception across PennantPark entities[3]
Strategic Reorientation into Attractive Floating Rate Market	■ Floating rate loans help protect against inflation and rising interest rates ■ PFLT has a diversified and defensive portfolio with a weighted average cash interest coverage of 3.1x[3] ■ Senior secured loans have strong capital preservation attributes ■ PFLT has a solid dividend track record, paying monthly dividends of $0.095 per share
Attractive Entry Point into PFLT from Valuation Perspective	■ Receiving PFLT shares represents attractive currency as the company provides investors with capital preservation and current income ■ MCGC shareholders can benefit from appreciation of stock price and PFLT has increased dividends since inception ■ 15.8% premium to MCGC's stock price on April 28, 2015

1) SNL Financial as of most recent quarterly financials.
2) FactSet as of 7/8/15.
3) As of 3/31/15.

7

Demonstrated Ability to Deploy Capital

? PFLT has demonstrated an ability to quickly ramp assets, while maintaining strong credit quality, after equity offerings

PFLT Portfolio Size

($ in millions)

$450 Ramp after two follow-on offerings

$400

$350

$300

$250

Ramp after $100MM IPO

$200

$150

$100

$50

$0

Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15

Total Portfolio Size

8

Increased Relevance in Senior Secured Middle Market

? Through the proposed acquisition of MCGC, PFLT will be able to become more relevant with financial sponsors and borrowers and have a greater opportunity to identify high quality assets in a large market

Middle Market Origination Volume by Quarter vs. PFLT Portfolio Size

$6,000

$5,000

$4,000

$3,000

$2,000

$1,000

$-

2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15

Mid-Market Volume PFLT Portfolio Size

Note: Mid-market defined as issuers with EBITDA of $50 million or less. Source: S&P, represents senior secured loans.

Expense Ratio Comparisons

? PFLT offers current MCGC shareholders a friendly expense structure

? In terms of non-interest expense efficiencies, PFLT is a leader in the externally managed BDC space as measured by expense ratio and efficiency ratio

Expense Ratio Efficiency Ratio

Non-Interest Expenses

ACSF TCPC Efficiency =

SUNS Expense Non-Interest Expenses ABDC Net Interest Non-Interest

TCPC = ACSF Ratio +

Ratio Average Assets Income Income

PFLT SUNS

SLRC GSBD

GBDC TSLX

ABDC PFLT

TICC TICC

GSBD NMFC

FSFR CMFN

CMFN FSFR

NMFC GBDC

CPTA PNNT

GAIN SLRC

OFS MCC

FULL GAIN

FSC TPVG

GARS FDUS

GLAD TCRD

TSLX FULL

PNNT Higher GARS Higher

TPVG Cost MRCC Cost

FDUS Structures GLAD Structures

SAR FSC

WHF HCAP

MCC SCM

TCRD CPTA

SCM WHF

MRCC OFS

HRZN SAR

BKCC HRZN

HCAP BKCC

OHAI OHAI

0% 1% 2% 3% 4% 5% 6% 7% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90%

Mkt. Cap. Between $500M and $1B Mkt. Cap. Between $200M and $500M Mkt. Cap. Between $500M and $1B Mkt. Cap. Between $200M and $500M

Mkt. Cap. Less Than $200M Floating Rate Snr. Secured Vehicles Mkt. Cap. Less Than $200M Floating Rate Snr. Secured Vehicles

Note: Includes all externally-managed BDCs that are paying a regular cash dividend. Excludes BDCs with market capitalizations over $1Bn and those that have not filed financials in 2015. Source: SNL Financial for 3/31/15 LTM.

Section II. PFLT’s Value Proposition

PFLT Part of an Established Credit Platform

PennantPark
Floating Rate Capital

PennantPark Investment Advisers, LLC

PennantPark Floating Rate Capital

NASDAQ: "PFLT"
IPO Date: April 2011



Subordinated Debt, Common and Preferred Equity
2nd Lien Secured Debt
3%
14%
83%
1st Lien Senior Secured Debt

PennantPark Investment Corporation

NASDAQ: "PNNT"
IPO Date: April 2007



2nd Lien Secured Debt
Common and Preferred Equity
9%
47%
27%
1st Lien Senior Secured Debt
17%
Subordinated Debt

As of 3/31/2015

Established Investment Platform

- PennantPark Investment Advisers founded in 2007
- Deep expertise in the middle market
- Longer investment horizon with attractive publicly traded model
- Funded $4.4Bn in 360 companies since inception across PennantPark entities
- 145 different sponsor clients since inception across PennantPark entities

Value Oriented Investment Philosophy

- Value oriented with a focus on capital preservation
- Disciplined investment approach with strong credit performance
- Proprietary origination, research, and evaluation
- Team approach – institutionalized investment process and relationships
- Established long-term trust with clients and investors

Source: PFLT 10-Q (Dated 5/6/2015), PNNT 10-Q (Dated 5/6/2015), PFLT Investor Presentation (Dated 3/31/2015)

12

PFLT has a Compelling Track Record

Portfolio Size and Debt Yield

($ in millions)

$450 10%

$400 9%

$350 8%

$300 7%

$250 6%

$200 5%

$150 4%

$100 3%

$50 2%

$0 1%

Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15

Total Portfolio Yield on Portfolio

Monthly Dividends (cents per share)

10 9.50

8.75 9.00

9 8.50

8.00 8.25

8	7.00 7.50
7	6.00
6	5.00
5
4
3
2
1

0

Jun-11 Sep-11 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15

Source: PFLT Investor Presentation (Dated 3/31/2015)

Note: Monthly distributions for April, May, and June 2015 were also $0.095

The PFLT Advantage

Conservative Risk Management

? Weighted Average cash interest coverage of 3.1x

? Weighted Average debt / EBITDA through PFLT security of 4.0x

? 83% of PFLT portfolio is 1st Lien Senior Secured Debt

? Since inception four years ago, PFLT has had only one non-accrual at a cost of $2.2 million. So far, PFLT has recovered 97 cents on the dollar on this investment

? PennantPark entities have had only 9 non-accruals out of 360 investments since inception eight years ago despite the recession and credit crisis

Note: as of 3/31/15.

Overall Portfolio as of 3/31/2015

Highly Diversified Industry Mix

BANKING, FINANCE, MEDIA: DIVERSIFIED AND

CHEMICALS, PLASTICS AND

INSURANCE & REAL ESTATE PRODUCTION

RUBBER

1% 2% WHOLESALE

2% 3% OTHER

3% (2)

HIGH TECH INDUSTRIES CONSTRUCTION AND BUILDING

OTHER

13% 3%

3%

BUSINESS SERVICES CONSUMER GOODS:

11% NON-DURABLE

4%

AEROSPACE AND DEFENSE

AUTOMOTIVE 4%

5%

HEALTHCARE AND RETAIL

PHARMACEUTICALS 7%

9%

CONSUMER SERVICES MEDIA: ADVERTISING,

8% PRINTING AND PUBLISHING

7%

HOTEL, GAMING AND LEISURE CONSUMER GOODS: DURABLE

8% 7%

Portfolio Mix

SUBORDINATED DEBT,

PREFERRED AND COMMON

EQUITY 2ND LIEN SECURED DEBT

3% 14%

1ST LIEN SENIOR SECURED

DEBT

83%

Total Portfolio: $336 million

Portfolio Overview

71 Different Companies Average Investment Size: $4.7 million

96% Floating rate investments (including 91% with a floor)

Yield at Cost on Source: Company Financial Statements.

(1)	Based on a $0.095 monthly dividend and closing price on 03/31/2015.

(2) Total of 21 industries. “Other” includes: Beverage, Food and Tobacco / Media: Broadcasting and Subscription / Metals and Mining / Telecommunications

Debt Portfolio: 8.4%

PFLT Post Acquisition

? A leader in middle market senior secured loans

? An ability to leverage a proven track record of capital preservation and current income for shareholders

? Ability to capture more share and become more relevant to our clients

? Ramp up in a prudent manner consistent with historical performance and market opportunity

? Combined business will have low fees and eliminate duplicative public company costs

? Greater liquidity and float for shareholders

Annualized Dividend Yield of 8.1%(1)